October 25, 2021

VIA EDGAR TRANSMISSION

John Grzeskiewicz

Securities and Exchange Commission

Division of Investment Management

100 F. Street, N.E.

Washington, D.C. 20549-0506

Re: Alternative Strategies Fund, File Nos. 333-168158 and 811-22440 (the “Registrant”)

Dear Mr. Grzeskiewicz:

On October 7, 2021, the Registrant filed a proxy statement (the “Proxy Statement”) pursuant to Section 14(a) of the Securities Exchange Act of 1934 (the “Exchange Act”). In a telephone conversation with Andrew Davalla, you provided comments to the Proxy Statement. Below, please find a summary of those comments and the Registrant’s responses, which the Registrant has authorized Thompson Hine LLP to make on its behalf. Unless otherwise indicated, capitalized terms used below have the meaning ascribed to them in the Proxy Statement.

Comment 1: Please advise the Staff if the Registrant’s current investment adviser will be receiving any compensation from the proposed new adviser as a result of the transition.

Response: The Registrant confirms that the Registrant’s current investment adviser, Ladenburg Thalmann Asset Management, Inc., (“LTAM”), will not be receiving any compensation from SCG Asset Management, LLC.

The Registrant notes the following disclosure in the Proxy Statement:

LTAM is not receiving any payment or other benefits from SCG in connection with the proposed transition in the Fund’s investment adviser.

Comment 2: Please further clarify the disclosure regarding the new adviser’s management fee structure, including a chart showing how the incentive fee component would work.

Response: The following disclosure has been added:

Under the terms of the New Advisory Agreement, SCG is entitled to a fee consisting of two components—a base management fee and an incentive fee.

John Grzeskiewicz

October 19, 2021

The base management fee is calculated and payable monthly in arrears at the annual rate of 1.50% of the Fund's average daily net assets during such period.

The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter, and is subject to a “hurdle rate,” expressed as a rate of return on the Fund’s “adjusted capital,” equal to 1.50% per quarter (or an annualized hurdle rate of 6.0%), subject to a “catch-up” feature. For this purpose, “pre-incentive fee net investment income” means interest income, dividend income and any other income accrued during the calendar quarter, minus the Fund’s operating expenses for the quarter (including the management fee, expenses reimbursed to SCG for any administrative services provided by SCG and any interest expense and distributions paid on any issued and outstanding preferred shares, but excluding the incentive fee). “Adjusted capital” means the cumulative gross proceeds received by the Fund from the sale of the Fund’s shares (including pursuant to the Fund’s distribution reinvestment plan), reduced by amounts paid in connection with purchases of the Fund’s shares pursuant to the Fund’s share repurchase program.

The calculation of the incentive fee on pre-incentive fee net investment income for each quarter is as follows:

•	No incentive fee is payable in any calendar quarter in which the Fund’s pre-incentive fee net investment income does not exceed the hurdle rate of 1.50%;

•	100% of the Fund’s pre-incentive fee net investment income, if any, that exceeds the hurdle rate but is less than or equal to 1.875%. This portion of the Fund’s pre-incentive fee net investment income (which exceeds the hurdle rate but is less than or equal to 1.875%) is referred to as the “Catch-Up.” The Catch-Up provision is intended to provide SCG with an incentive fee of 20.0% on all of the Fund’s pre-incentive fee net investment income when the Fund’s pre-incentive fee net investment income reaches 1.875% in any calendar quarter; and

•	20.0% of the amount of the Fund’s pre-incentive fee net investment income, if any, that exceeds 1.875% in any calendar quarter is payable to SCG once the hurdle rate is reached and the catch-up is achieved (20.0% of all pre-incentive fee net investment income thereafter will be allocated to SCG).

The following is a graphical representation of the calculation of the incentive fee:

Quarterly Incentive Fee

John Grzeskiewicz

October 19, 2021

Fund’s Pre-Incentive Fee Net Investment Income

(expressed as a percentage of the Fund’s adjusted capital)

Percentage of the Fund’s Pre-Incentive Fee Net Investment Income Allocated to the Incentive Fee

These calculations will be appropriately prorated for any period of less than three months.

Example: Quarterly Incentive Fee Calculation

Scenario 1

Assumptions:

Investment income (including interest, dividends, fees, etc.) = 1.25%

Preferred return(1) = 1.50%

Base management fee(2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3%

Calculations:

Pre-incentive fee net investment income = (investment income – (base management fee + other expenses)) = 0.575%

Pre-incentive fee net investment income does not exceed the preferred return rate; therefore, there is no incentive fee on income payable.

Scenario 2

Assumptions:

John Grzeskiewicz

October 19, 2021

Investment income (including interest, dividends, fees, etc.) = 2.25%

Preferred return(1) = 1.50%

Base management fee(2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3%

Calculations:

Pre-incentive fee net investment income = (investment income – (base management fee + other expenses)) = 1.575%

Pre-incentive fee net investment income is greater than the preferred return rate, therefore incentive fees are payable.

Catch Up Payable = 100% x (pre-incentive fee net investment income (subject to “catch up” (4)) – preferred return)

= 100% x (the lesser of pre-incentive fee net investment income or the catch-up – preferred return)

= 100% x (1.575% – 1.50%)

= 0.075%

Pre-incentive fee net investment income exceeds the preferred return rate, but does not fully satisfy the “catch-up” provision, therefore the incentive fee on income is 0.075%.

Scenario 3

Assumptions

Investment income (including interest, dividends, fees, etc.) = 3.00%

Preferred return(1) = 1.50%

Base management fee(2) = 0.375%

Other expenses (legal, accounting, custodian, transfer agent, etc.)(3) = 0.3%

John Grzeskiewicz

October 19, 2021

Calculations:

Pre-incentive fee net investment income (investment income – (base management fee + other expenses)) = 2.325%

Pre-incentive fee net investment income is greater than the preferred return rate, therefore incentive fees are payable.

Catch Up Payable = 100% x (pre-incentive fee net investment income (subject to “catch up” (4)) – preferred return)

= 100% x (the lesser of pre-incentive fee net investment income or the catch-up – preferred return)

= 100% x (1.875% – 1.50%)

= 0.375%

Catch Up is fully satisfied, therefore incentive fees are payable at a rate of 20% on remaining pre-incentive fee net investment income.

Total Incentive Fee = 100% x Catch Up Payable + 20% x (pre-incentive fee net investment income – Catch Up)

= 100% x 0.375% + 20% (2.325% – 1.875%)

= 0.357% + 20%(0.45%)

= 0.375% + 0.09%

= 0.465%

Pre-incentive fee net investment income exceeds the fixed preferred return and fully satisfies the “catch-up” provision, therefore the incentive fee on income is 0.465%.

(1)	Represents 6.0% annualized preferred return.
(2)	Represents the base management fee at an annual rate of 1.50% of the Fund's average daily net assets.
(3)	Excludes organization and offering expenses. The amount of other expenses is for illustrative purposes only and as such, may not reflect actual Fund expenses.
(4)	The “catch-up” provision is intended to provide our Adviser with an incentive fee of 20.0% on all pre-incentive fee net investment income when our net investment income exceeds 1.875% in any calendar quarter.
*	The returns shown are for illustrative purposes only. There is no guarantee that positive returns will be realized, and actual returns may vary from those shown in the examples above.

John Grzeskiewicz

October 19, 2021

Comment 3: Please disclose any exclusions from the expense cap limitations under the proposed new expense limitation agreement.

Response: The disclosure has been revised as follows (additional disclosure in italics):

In connection with the New Advisory Agreement, SCG will enter into expense limitation agreements with the Fund to reduce its fees and to reimburse expenses to ensure that Net Annual Fund Operating Expenses (exclusive of any front-end or contingent deferred loads, taxes, leverage interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, indirect expenses such as dividend expense on securities sold short, expenses of other investment companies in which the Fund may invest, or extraordinary expenses such as litigation) will not exceed 3.00%, 3.65%, and 2.75% of the Fund's average daily net assets attributable to Class A shares, Class C shares, and Class I shares, respectively

Comment 4: With respect to the following sentence, please clarify whether shareholders will be paying a total fee up to the expense cap limitation amount in addition to the incentive fee.

As such, under the New Advisory Agreement, the expense caps will reflect an increase of 1.15% for each class of the Fund’s shares and will not include SCG’s proposed incentive fee.

Response: The following disclosure has been added:

Any incentive fees paid to SCG will be excluded for the purposes of the expense cap limitation. For more information regarding the current Fund expenses and pro forma Fund expenses under the New Advisory Agreement, please see the table on the following page.

Comment 5: Please provide all information required by Items 22(a) and 22(c) of Schedule 14A.

Response: Please see response to Comment 6 for pro forma fee information. Additionally, the following disclosures have been added:

For the fiscal year ended June 30, 2021, LTAM earned an advisory fee in an amount equal to $108,316 (prior to any waivers and/or reimbursements), and LTAM waived fees and reimbursed fees in the amount of $195,645. For the same fiscal year ended June 30, 2021, SCG would have earned (prior to any waivers and/or reimbursements, and excluding incentive fees), based on the new proposed advisory fee, an advisory fee equal to $216,635, which is 100% greater than the advisory fee earned by LTAM for the same period.

John Grzeskiewicz

October 19, 2021

Comment 6: Please provide a proforma fee table.

Response: The following tables have been added:

The tables below illustrate the difference in fees and expenses of the Fund that would result if the shareholders approved the New Advisory Agreement.

Shareholder Transaction Expenses	Class A	Pro Forma Class A*	Class C	Pro Forma Class C*	Class I	Pro Forma Class I*
Maximum Sales Load Imposed on Purchases (as a percent of offering price)	4.25%	4.25%	None	None	None	None
Early Withdrawal Charges on Shares Repurchased Less Than 365 Days After Purchase (as a % of the original purchase price)	None	None	1.00%	1.00%	None	None
Annual Expenses (as a percentage of net assets attributable to shares)	Class A	Pro Forma Class A*	Class C	Pro Forma Class C*	Class I	Pro Forma Class I*
Management Fees	0.75%	1.50%	0.75%	1.50%	0.75%	1.50%
Incentive Fees	-	0.00%(1)	-	0.00%(1)	-	0.00%(1)
Other Expenses	2.47%	2.47%	3.22%	3.22%	2.22%	2.22%
Shareholder Servicing Expenses	0.25%	0.25%	0.25%	0.25%	0.00%	0.00%
Distribution Fee	0.00%	0.00%	0.75%(2)	0.75%(2)	0.00%	0.00%
Remaining Other Expenses	2.22%	2.22%	2.22%	2.22%	2.22%	2.22%
Acquired Fund Fees and Expenses(3)	1.99%	0.10%	1.99%	0.10%	1.99%	0.10%
Total Annual Expenses	5.21%(4)	4.07%(5)	5.96%(4)	4.82%(5)	4.96%(4)	3.82%(5)
Fee Waiver and Reimbursement	(1.37)%	(0.97)%	(1.47)%	(1.07)%	(1.37)%	(0.97)%
Total Annual Expenses (after fee waiver and reimbursement)	3.84%	3.10%	4.49%	3.75%	3.59%	2.85%

*Illustrates pro-forma fees and expenses of the Fund under the New Advisory Agreement

(1)	The incentive fee is based on the Fund’s performance and will not be paid unless the Fund achieves certain performance targets. The Fund expects the incentive fee the Fund pays to increase to the extent the Fund earns greater interest income through its investments. The incentive fee is calculated and payable quarterly in arrears based upon the Fund’s “pre-incentive fee net investment income” for the immediately preceding quarter and is subject to a hurdle rate, expressed as a rate of return of the Fund’s adjusted capital, equal to 1.50%, or an annualized hurdle rate of 6.0%, subject to a “catch-up” feature. See the section titled “The Advisory Agreements” above for a full explanation of how the incentive fee is calculated. Because the example following this table assumes a 5.0% annual return, as required by the SEC, no incentive fee would be payable in the current fiscal year.
(2)	The Class C shares will pay to the Distributor a Distribution Fee that will accrue at an annual rate equal to 0.75% of the average daily net assets attributable to Class C shares and is payable on a quarterly basis. Class A and Class I shares are not currently subject to a Distribution Fee. See “Plan of Distribution.”
(3)	Acquired Fund Fees and Expenses are the indirect costs of investing in other investment companies. The operating expenses in this fee

John Grzeskiewicz

October 19, 2021

table will not correlate to the expense ratio in the Fund’s financial highlights, when issued, because the financial statements, when issued, include only the direct operating expenses incurred by the Fund.
(4)	LTAM and the Fund have entered into an expense limitation and reimbursement agreement under which LTAM has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 1.85%, 2.50% and 1.60% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively. In consideration of LTAM’s agreement to limit the Fund’s expenses, the Fund has agreed to repay LTAM in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2022, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to LTAM.
(5)	SCG and the Fund have entered into an expense limitation and reimbursement agreement under which SCG has agreed contractually to waive its fees and to pay or absorb the ordinary annual operating expenses of the Fund (excluding any front-end or contingent deferred loads, taxes, leverage interest, borrowing interest, brokerage commissions, expenses incurred in connection with any merger or reorganization, dividend expense on securities sold short, acquired (underlying) fund fees and expenses or extraordinary expenses such as litigation), to the extent that they exceed 3.00%, 3.65% and 2.75% per annum of the Fund’s average daily net assets attributable to Class A, Class C and Class I shares, respectively. In consideration of SCG’s agreement to limit the Fund’s expenses, the Fund has agreed to repay SCG in the amount of any fees waived and Fund expenses paid or absorbed, subject to the limitations that: (1) the reimbursement for fees and expenses will be made only if payable not more than three years from when they were incurred; and (2) the reimbursement may not be made if it would cause the Expense Limitation to be exceeded. The Expense Limitation Agreement will remain in effect at least until October 31, 2023, unless and until the Board approves its modification or termination. This agreement may be terminated only by the Board on 60 days written notice to SCG.

The following example illustrates the hypothetical expenses that you would pay on a $1,000 investment assuming annual expenses attributable to shares remain unchanged and shares earn a 5% annual return:

Example	1 Year	3 Years	5 Years	10 Years
You would pay the following expenses on a $1,000 investment in Class A shares, assuming a 5% annual return	$79	$180	$280	$529
You would pay the following expenses on a $1,000 investment in Class A shares under the New Advisory Agreement, assuming a 5% annual return	$72	$153	$234	$445
You would pay the following expenses on a $1,000 investment in Class C shares, assuming a 5% annual return	$45	$164	$280	$561
You would pay the following expenses on a $1,000 investment in Class C shares under the New Advisory Agreement, assuming a 5% annual return	$38	$136	$234	$481
You would pay the following expenses on a $1,000 investment in Class I shares, assuming a 5% annual return	$36	$137	$238	$490
You would pay the following expenses on a $1,000 investment in Class I shares under the New Advisory Agreement, assuming a 5% annual return	$29	$108	$189	$399

John Grzeskiewicz

October 19, 2021

Comment 7: Please clarify what is meant by the 6% hurdle.

Response: Please see response to Comment 2.

Comment 8: Please explain how long the new adviser will receive 100% of its advisory fee and will the advisory fee be reduced if the 6% hurdle is not met.

Response: Please see response to Comment 2.

If you have any questions, please call Andrew Davalla at (614) 469-3353.

Very truly yours,

/s/Andrew Davalla

Andrew Davalla